SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                     (Amendment No.        )*


                    Old Second Bancorp, Inc.                      (Name of
Insurer)

                          Common Stock                             (Title of
Class of Securities)

                          680-277-10-0
                          (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                   (Continued on following page(s))










                      Page 1 of 5 Pages


CUSIP No. 680-277-10-0                13G


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Old Second National Bank of Aurora
          36-1577458

2    Check the Appropriate Box if a Member of A Group*    (a)/_/
                                                          (b)/_/

3    SEC USE ONLY

4    Citizenship or Place of Organization

     A National Bank Association, organized under the laws of the United States of America

Number of Shares Beneficially Owned By Each Reporting Person
With

5    Sole Voting Power

      196,226

6    Shared Voting Power

     None

7    Sole Dispositive Power

     106,294

8    Shared Dispositive Power

     212,645

9    Aggregate Amount Beneficially Owned By Each Reporting Person

     248,725

10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
     Shares*
Page   2 of 5 Pages
11   Percent of Class Represented By Amount In Row 9

   8.15%

12   Type of Reporting Person*

     BK

Item 1(a).     Name of Issuer

               Old Second Bancorp, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices

               37 S. River St., Aurora, Il.  60507

Item 2(a).     Name of Person Filing

               The Old Second National Bank of Aurora

Item 2(b).     Address of Principal Business Office

               37 S. River St., Aurora, Il.  60507

Item 2(c).     Citizenship

               A National Banking association organized under the laws of the United States.

Item 2(d).     Title of Class of Securities

               Common Stock no par value

Item 2(e).     Cusip Number

               680 277-10-0

Item 3.        Eligibility to File Schedule 13-G

               Bank as defined in section 3 (a) (6) of the Act



Page 3 of 5

Item 4.        Ownership

      (a)      Amount Beneficially Owned

                    248,725

      (b)      Percent of Class

                    8.15%

      (c)      Number of shares as to which such person has

               (i)   Sole power to vote or to direct the vote -
                     196,226

               (ii)  Shared power to vote or to direct the vote

                     None

              (iii) Sole power to dispose or to direct the
                     disposition of - 106,294

               (iv) Shared power to dispose or to direct the disposition of 212,645

Item 5.        Ownership of  Five Percent or less of a Class

                   Not Applicable.

Item 6.       Ownership of more than Five Percent on Behalf of
                  Another Person.

               A participant of Old Second's Profit Sharing Plan and Trust can direct the trustee of the Profit Sharing Plan and Trust to purchase shares of Old Second Bancorp, Inc. Common Stock. The Plan owns 248,725 (8.15%) of the total Old Second Bancorp, Inc. stock.

Item 7.    Identification and Classification of the

               Subsidiary which acquired the security being reported on by the Parent Holding Company.

               Not Applicable.
Page 4 of 5
Item 8. Identification and Classification of the members of the group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

               After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




               -------------------------------------------------
               Date


               _________________________________________________
               Signature


        Jean A. Pooley, Vice President and CFO
               -------------------------------------------------
               Name/Title

Page 5 of 5







                                     January 28, 1999



Securities and Exchange Commission
450 Fifth St. Northwest
Washington, D. C. 20549-1004

Attention: Filing Desk

Gentlemen:

Enclosed please find an original and five copies of Schedule 13G for the Old Second National Bank of Aurora.

Please stamp the enclosed copy of this letter and return it to us in the self-addressed stamped envelope provided to acknowledge your receipt of the Schedule 13G.



                                   Sincerely,



                                   Jean A Pooley
                                   Vice President and CFO